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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3/A
                                (AMENDMENT NO. 2)
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         CONSO INTERNATIONAL CORPORATION
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                              (Name of the Issuer)

                         CONSO INTERNATIONAL CORPORATION
                               CIC ACQUISITION CO.
                            CIC ACQUISITION SUB, INC.
                                 J. CARY FINDLAY
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                       (Name of Persons Filing Statement)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   20854R 10 5
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                      (CUSIP Number of Class of Securities)

                                 J. Cary Findlay
                         Conso International Corporation
                             513 North Duncan Bypass
                           Union, South Carolina 29379
                             Telephone 864/427-9004
                                   Copies to:
J. Norfleet Pruden, III                           Geoffrey W. Levin
Kennedy Covington Lobdell & Hickman, LLP          Kirkland & Ellis
Bank of America Corporate Center, Suite 4200      Citicorp Center
100 North Tryon Street                            153 East 53rd Street
Charlotte, North Carolina 28202-4006              New York, New York 10022-4675
Telephone 704/331-7442                            Telephone 212/446-4904


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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications On Behalf Of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule
        13e-3(c) under the Securities Exchange Act of 1934.
b. [ ]  The filing of a registration statement under the Securities Act of 1933.
c. [ ]  A tender offer.
d. [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Calculation Of Filing Fee

         Transaction Valuation(1)                     Amount Of Filing Fee
         ---------------------                        --------------------
               $66,928,500                                 $13,385.70

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:        $13,385.70
Filing party:                  Conso International Corporation
Form or registration no.:      Schedule 14A - Preliminary Proxy Statement
Date filed:                    October 20, 1999

(1) Pursuant to Exchange Act Rule 0-11(b), 7,436,500 shares of Common Stock of the Issuer are valued at $9.00 per share, based upon cash merger consideration per share.


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                                INTRODUCTORY NOTE

         This Amendment No. 2 amends and supplements the Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") originally filed on October 20, 1999 and amended on December 8, 1999 relating to the proposed merger (the "Merger") of CIC Acquisition Sub, Inc., a South Carolina corporation ("Acquisition Sub"), with and into Conso International Corporation, a South Carolina corporation (the "Company"), pursuant to the Merger Agreement dated as of October 5, 1999 (the "Merger Agreement") by and among the Company, Acquisition Sub and CIC Acquisition Co., a Delaware corporation ("Parent"), and the related Plan of Merger. In the Merger, certain shares of the Company's Common Stock held by J. Cary Findlay, the Company's Chairman of the Board, President and Chief Executive Officer, will be converted into Common and Preferred Stock of the surviving corporation.

         Capitalized terms not separately defined herein have the meanings assigned to such terms in the Schedule 13E-3.



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         The items of the Schedule 13E-3 set forth below are hereby amended and supplemented as follows:

ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4 is hereby amended and supplemented by adding the following:

         On January 18, 2000, the Company, Parent and Acquisition Sub entered into a letter agreement pursuant to which (a) the Company and Parent each agreed to waive any right they may have to terminate the Merger Agreement pursuant to
Section 5.3(b) thereof until February 29, 2000 and (b) Parent and Acquisition Sub consented to the adjournment of the Company's Special Meeting of Shareholders at which the Merger Agreement and the related Plan of Merger are to be considered until February 24, 2000.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 6 is hereby amended and supplemented by adding the following:

         Pursuant to a commitment letter dated as of January 21, 2000, Acquisition Sub obtained extended and revised commitments to provide financing for the Merger and for the surviving corporation's operations after the Merger. The commitment letter provides for credit facilities totaling $90.0 million and consisting of a $15.0 million revolving credit facility, a $25.0 million term loan facility, a $30.0 million term loan facility and $20.0 million in subordinated debt. The revolving credit and term loan facilities have been committed by SunTrust Bank (formerly known as SunTrust Banks, Atlanta) and the subordinated debt has been committed by SunTrust Banks, Inc. The funding deadline under these revised financing commitments was extended from January 31, 2000 to March 31, 2000. Except for a reduction in the overall financing commitments from $93.0 million to $90.0 million and the extension of the funding deadline to March 31, 2000, the terms and conditions of the revised and extended financing commitments are substantially similar to the senior and subordinated financing commitments previously obtained by Acquisition Sub from SunTrust Bank and SunTrust Banks, Inc.

ITEM 16. ADDITIONAL INFORMATION

         Item 16 is hereby amended and supplemented by adding the following:

         On January 18, 2000, the Company's Special Meeting of Shareholders called to consider and vote upon a proposal to approve and adopt the Merger Agreement and the related Plan of Merger was convened and adjourned to February 24, 2000 to allow Acquisition Sub additional time to obtain the debt financing necessary to complete the Merger. At the time the Special Meeting was adjourned, proxies to be voted in favor of the Merger had been received from the holders of approximately 87% of the outstanding shares of Conso Common Stock. The adjourned meeting will be held on February 24, 2000 beginning at 10:00 a.m., local time, at the offices of Kennedy Covington Lobdell &



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Hickman, L.L.P., Bank of America Corporate Center, Suite 4200, 100 North Tryon
Street, Charlotte, North Carolina.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

         Item 17 is hereby amended and supplemented by adding the following exhibits:

         (a)(2) Commitment Letter dated January 21, 2000 by and among SunTrust Equitable Securities Corporation, SunTrust Bank, SunTrust Banks, Inc. and Acquisition Sub (filed herewith).

         (c)(4) Letter Agreement dated January 18, 2000 by and among Parent, Acquisition Sub and the Company (filed herewith)



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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 3, 2000

                                  CONSO INTERNATIONAL CORPORATION



                                  By     /s/ J. Cary Findlay
                                    --------------------------------------------
                                  Name:  J. Cary Findlay
                                  Title: Chairman, President and Chief Executive
                                         Officer


                                  CIC ACQUISITION CO.



                                  By     /s/ Michael T. Bradley
                                    --------------------------------------------
                                  Name:  Michael T. Bradley
                                  Title: Vice President


                                  CIC ACQUISITION SUB, INC.



                                  By     /s/ Michael T. Bradley
                                    --------------------------------------------
                                  Name:  Michael T. Bradley
                                  Title: Vice President



                                       /s/ J. Cary Findlay
                                    --------------------------------------------
                                           J. Cary Findlay



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                                  EXHIBIT INDEX

EXHIBIT
NUMBER                              DESCRIPTION


(a)(2) Commitment Letter dated January 21, 2000, by and among SunTrust Equitable Securities Corporation, SunTrust Bank, SunTrust Banks, Inc. and Acquisition Sub (filed herewith)

(c)(4) Letter Agreement dated January 18, 2000 by and among Parent, Acquisition Sub and the Company (filed herewith)